Exhibit 99.2

Interxion Holding NV

Interim report

for the three-month period ended

March 31, 2013

Schiphol-Rijk, May 8, 2013

Financial Highlights

•	Revenue increased by 13% to €74.4 million (Q1 2012: €65.8 million)

•	Adjusted EBITDA increased by 16% to €31.7 million (Q1 2012: €27.3 million)

•	Adjusted EBITDA margin increased to 42.6% (Q1 2012: 41.5%)

•	Profit for the period attributable to shareholders was €7.0 million (Q1 2012: €8.7 million)

•	Capital expenditure, including intangible assets, was €32.8 million

Operating Highlights

•	Expansion projects in Frankfurt, London, Madrid, and Paris completed

•	Equipped Space increased by 4,100 square metres in Q1 2013 to 78,100 square metres

•	Revenue Generating Space increased by 800 square metres in Q1 2013 to 57,000 square metres

•	Utilisation Rate at the end of the quarter was 73%

Quarterly Review

Revenue in the first quarter of 2013 was €74.4 million, a 13% increase over the first quarter of 2012 and 2% up on the fourth quarter of 2012. Recurring revenue, which was 95% of total revenue, was €71.0 million, a 14% increase over the first quarter of 2012 and 3% up on the fourth quarter of 2012.

Cost of sales in the first quarter of 2013 was €29.6 million, a 12% increase over the first quarter of 2012 and 2% up on the fourth quarter of 2012.

Gross profit was €44.8 million in the first quarter 2013, a 14% increase over the first quarter of 2012 and 2% up on the fourth quarter of 2012. Gross profit margin in the first quarter of 2013 was 60.2%, compared with 59.7% in the same quarter of 2012 and 60.3% in the fourth quarter of 2012.

Sales and marketing costs in the first quarter 2013 were €5.5 million, a 13% increase over the first quarter of 2012 and in line with the fourth quarter of 2012.

General and administrative costs1 in the first quarter 2013 were €7.6 million, an increase of 7% compared with the first quarter of 2012 and 5% up on the fourth quarter of 2012. Depreciation and amortisation in the first quarter 2013 was €14.0 million, a 45% increase over the first quarter of 2012 and 7% up on the fourth quarter of 2012.

Net financing costs in the first quarter of 2013 were €6.5 million, an increase of 45% compared with the first quarter of 2012, and was primarily the result of a reduction in capitalised interest in the quarter.

[1]	excluding depreciation, amortisation, impairments, increase/(decrease) in provision for onerous lease contracts, and share-based payments

2	Interim Report: Three-month period ended March 31, 2013
This Interim Report is unaudited and may be subject to change

Profit for the period attributable to shareholders was €7.0 million in the first quarter 2013, a decrease of 20% compared with the first quarter of 2012, while earnings per share were €0.10 on a weighted average of 69.1 million diluted shares, compared with €0.13 on a weighted average of 67.4 million diluted shares in the first quarter of 2012.

Adjusted EBITDA in the first quarter of 2013 was €31.7 million, up 16% year-on-year. Adjusted EBITDA margin increased to 42.6%, compared with 41.5% in the first quarter of 2012.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €23.6 million in the first quarter 2013 compared to €25.4 million in the first quarter 2012. Capital expenditure, including intangible assets, was €32.8 million in the first quarter of 2013, compared to €61.1 million in the first quarter 2012.

Cash and cash equivalents were €60.5 million at 31 March 2013, down from €68.7 million at year-end 2012. Total borrowings were €298.0 million at the end of the first quarter 2013 compared with €288.1 million at the end of 2012. During the quarter, the company entered into a €10 million mortgage in connection with two of its data centres in Paris. The company’s €60.0 million revolving credit facility remains undrawn.

Equipped Space at the end of the first quarter 2013 was 78,100 square metres, compared with 64,800 square metres at the end of the first quarter of 2012 and 74,000 square metres at the end of the fourth quarter of 2012. Revenue Generating Space at the end of the first quarter 2013 was 57,000 square metres, compared with 47,500 square metres at the end of the first quarter of 2012 and 56,200 square metres at the end of the fourth quarter of 2012. Utilisation rate, the ratio of Revenue Generating Space to Equipped Space, was 73% at the end of the quarter, the same as the first quarter of 2012 and compared with 76% at the end of the fourth quarter of 2012.

Interim Report: Three-month period ended March 31, 2013	3
This Interim Report is unaudited and may be subject to change

About Interxion

Interxion (NYSE: INXN) is a leading provider of cloud and carrier-neutral colocation data centre services in Europe, serving a wide range of customers through 33 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 450 fixed and mobile carriers and ISPs and 18 European Internet exchanges, Interxion has created cloud, content, finance and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

4	Interim Report: Three-month period ended March 31, 2013
This Interim Report is unaudited and may be subject to change

Further Information for Noteholders

This Interim Report as of, and for, the fiscal quarter ended March 31, 2013, is published to comply with the reporting requirements in the Indenture, dated February 12, 2010, among Interxion Holding NV, as Issuer; Interxion Nederland BV, Interxion Headquarters BV, Interxion Carrier Hotel (UK) Ltd, and Interxion Deutschland GmbH, as Initial Guarantors; The Bank of New York Mellon, London Branch, as Trustee, Principal Paying Agent and Transfer Agent; The Bank of New York Mellon (Luxembourg) S.A., as Registrar and Luxembourg Paying Agent; and Barclays Bank PLC, as Security Trustee. Section 4.16(1)(b) of the Indenture provides that the Issuer shall furnish to the Trustee within 60 days of the end of the fiscal quarter ended March 31, 2013, quarterly financial statements containing: (i) the unaudited condensed consolidated balance sheet of the Issuer as at the quarter ended March 31, 2013, and unaudited condensed statements of income and cash flow of the Issuer for the quarter ended March 31, 2013, and for the quarter ended March 31, 2012, together with condensed footnote disclosure; and (ii) an operating and financial review of the unaudited financial statements of the Issuer, including a discussion of the results of operations, financial condition and material changes in liquidity and capital resources.

The information in this Interim Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes”, “anticipates”, “plans”, “expects”, “intends”, and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centers and data center expansions, significant competition, the cost and supply of electrical power, data center industry over-capacity, performance under service-level agreements, and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. All forward-looking statements in this document are based on information available to us as of the date of this Interim Report and we assume no obligation to update any such forward-looking statements.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data center sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €60 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

A reconciliation from Profit for the period attributable to shareholders to EBITDA and EBITDA to Adjusted EBITDA is provided in Note 6 of the Consolidated Interim Financial Statements.

Interim Report: Three-month period ended March 31, 2013	5
This Interim Report is unaudited and may be subject to change

Consolidated Interim Income Statement

		For the three months ended
	Note	Mar 31, 2013 €’000	Mar 31, 2012 €’000
Revenue	6	74,379	65,812
Cost of sales	6	(29,615)	(26,499)

Gross profit		44,764	39,313
Other income	6	123	118
Sales and marketing costs	6	(5,495)	(4,850)
General and administrative costs	6	(22,616)	(17,521)

Operating profit		16,776	17,060
Finance income	7	82	213
Finance expense	7	(6,533)	(4,648)

Profit before taxation		10,325	12,625
Income tax expense	8	(3,355)	(3,929)

Profit for the period attributable to shareholders		6,970	8,696

Earnings per share
Basic earnings per share: (€)		0.10	0.13
Diluted earnings per share: (€)		0.10	0.13

The accompanying notes form an integral part of these consolidated interim financial statements.

6	Interim Report: Three-month period ended March 31, 2013
This Interim Report is unaudited and may be subject to change

Consolidated Interim Statement of Comprehensive Income

	For the three months ended
	Mar 31, 2013 €’000	Mar 31, 2012 €’000
Profit for the period attributable to shareholders	6,970	8,696
Other Comprehensive Income
Foreign currency translation differences	(2,537)	550

Total Other Comprehensive Income	(2,537)	550

Income tax expense / (benefit)	490	(96)

Other Comprehensive Income, net of income tax expense/(benefit)	(2,047)	454

Total Comprehensive Income recognised in the period attributable to shareholders	4,923	9,150

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three-month period ended March 31, 2013	7
This Interim Report is unaudited and may be subject to change

Consolidated Interim Statement of Financial Position

As at	Note	Mar 31, 2013 €’000	Dec 31, 2012 €’000
Non-current assets
Property, plant and equipment	9	622,198	620,931
Intangible assets		18,520	18,638
Deferred tax assets		29,928	30,376
Financial assets		774	774
Other non-current assets		4,827	4,959

		676,247	675,678

Current assets
Trade and other current assets		85,754	74,854
Cash and cash equivalents		60,526	68,692

		146,280	143,546

Total assets		822,527	819,224

Shareholders’ equity
Share capital		6,841	6,818
Share premium		479,694	477,326
Foreign currency translation reserve		7,356	9,403
Accumulated deficit		(111,003)	(117,973)

		382,888	375,574

Non-current liabilities
Trade payables and other liabilities		11,456	11,194
Deferred tax liabilities		2,620	2,414
Provision for onerous lease contracts		7,191	7,848
Borrowings		296,621	288,085

		317,888	309,541

Current liabilites
Trade payables and other liabilities		112,562	127,778
Income tax liabilities		3,902	2,301
Provision for onerous lease contracts		3,901	3,978
Borrowings		1,386	52

		121,751	134,109

Total liabilities		439,639	443,650

Total liabilities and shareholders’ equity		822,527	819,224

The accompanying notes form an integral part of these consolidated interim financial statements.

8	Interim Report: Three-month period ended March 31, 2013
This Interim Report is unaudited and may be subject to change

Consolidated Interim Statement of Changes in Shareholders’ Equity

	Share capital €’000	Share premium €’000	Foreign currency translation reserve €’000	Accumulated deficit €’000	Total equity €’000
Balance at January 1, 2013	6,818	477,326	9,403	(117,973)	375,574
Profit for the period	—	—	—	6,970	6,970
Other comprehensive income, net of tax	—	—	(2,047)	—	(2,047)

Total comprehensive income	—	—	(2,047)	6,970	4,923

Exercise of options	23	1,588	—	—	1,611
Share-based payments	—	780	—	—	780

Transactions with owners ofthe Company recognized directly in equity	23	2,368	—	—	2,391

Balance at March 31, 2013	6,841	479,694	7,356	(111,003)	382,888

Balance at January 1, 2012	6,613	466,166	7,386	(149,604)	330,561
Profit for the period	—	—	—	8,696	8,696
Other comprehensive income, net of tax	—	—	454	—	454

Total comprehensive income	—	—	454	8,696	9,150

Exercise of options	78	2,472	—	—	2,550
Share-based payments	—	739	—	—	739

Transactions with owners ofthe Company recognized directly in equity	78	3,211	—	—	3,289

Balance at March 31, 2012	6,691	469,377	7,840	(140,908)	343,000

The accompanying notes form an integral part of these consolidated interim financial statements.

Interim Report: Three-month period ended March 31, 2013	9
This Interim Report is unaudited and may be subject to change

Consolidated Interim Statement of Cash Flows

	For the three months ended
	Mar 31, 2013 €’000	Mar 31, 2012 €’000
Profit for the period	6,970	8,696
Depreciation, amortization and impairments	14,011	9,655
Unwinding provision for onerous lease contracts	(826)	(785)
Share-based payments	1,009	739
Net finance expense	6,451	4,435
Income tax expense	3,355	3,929

	30,970	26,669

Movements in trade and other current assets	(6,787)	(6,927)
Movements in trade and other liabilities	(588)	5,677

Cash generated from operations	23,595	25,419

Interest paid	(10,031)	(9,974)
Interest received	285	148
Income tax paid	(436)	(711)

Net cash flows from operating activities	13,413	14,882

Cash flows from investing activities
Purchase of property, plant and equipment	(30,920)	(59,695)
Purchase of intangible assets	(1,869)	(1,405)
Acquisition of financial asset	—	(774)

Net cash flows from investing activities	(32,789)	(61,874)

Cashs flow from financing activities
Proceeds from exercised options	1,611	2,550
Proceeds from mortgage	9,621	—
Other borrowings	(13)	(57)

Net cash flows from financing activities	11,219	2,493
Effect of exchange rate changes on cash	(9)	10

Net movement in cash and cash equivalents	(8,166)	(44,489)
Cash and cash equivalents, beginning of period	68,692	142,669

Cash and cash equivalents, end of period	60,526	98,180

The accompanying notes form an integral part of these consolidated interim financial statements.

10	Interim Report: Three-month period ended March 31, 2013
This Interim Report is unaudited and may be subject to change

Notes to the Consolidated Interim Financial Statements

1	The Company

Interxion Holding NV (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The Consolidated Interim Financial Statements of the Company as at and for the three months ended March 31, 2013 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier neutral Internet data centers.

2	Statement of compliance

The Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements, and should be read in conjunction with the audited Consolidated Financial Statements of the Group as at and for the year ended December 31, 2012; these are contained in the 2012 Annual Report (Form 20-F) as filed with the Securities and Exchange Commission on April 26, 2013, which is publicly available on the company’s website – www.interxion.com, or from the SEC website – www.sec.gov.

3	Significant accounting policies

The accounting policies applied by the Group in these Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended December 31, 2012 in the 2012 Annual Report (Form 20-F) including new Standards and Interpretations effective as of January 1, 2013. Compared with the accounting principles as applied in the 2012 financial statements these new Standards and Interpretations did not have a significant impact on the financial position or performance of the Group.

4	Estimates and seasonality

The preparation of Consolidated Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these Consolidated Interim Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the Consolidated Financial Statements as at and for the year ended December 31, 2012 in the 2012 Annual Report (Form 20-F).

The Group’s operations are not significantly exposed to seasonality.

5	Financial risk management

The Group’s financial risk management objectives and policies are consistent with those disclosed in the audited Consolidated Financial Statements in the 2012 Annual Report (Form 20-F).

Interim Report: Three-month period ended March 31, 2013	11
This Interim Report is unaudited and may be subject to change

6	Information by segment

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

12	Interim Report: Three-month period ended March 31, 2013
This Interim Report is unaudited and may be subject to change

For the three months ended March 31, 2013	FR, DE NL and UK €’000	Rest of Europe €’000	Subtotal €’000	Corporate and other €’000	Total €’000
Recurring revenue	44,448	26,508	70,956	—	70,956
Non-recurring revenue	2,138	1,285	3,423	—	3,423
Revenue	46,586	27,793	74,379	—	74,379
Cost of sales	(17,160)	(10,748)	(27,908)	(1,707)	(29,615)

Gross profit/(loss)	29,426	17,045	46,471	(1,707)	44,764
Other income	123	—	123	—	123
Sales and marketing costs	(1,771)	(1,214)	(2,985)	(2,510)	(5,495)
Total general and administrative costs	(11,866)	(5,656)	(17,522)	(5,094)	(22,616)

Operating profit/(loss)	15,912	10,175	26,087	(9,311)	16,776
Net finance expense					(6,451)

Profit before taxation					10,325

Total assets	550,804	202,046	752,850	69,677	822,527
Total liabilities	127,036	41,166	168,202	271,437	439,639
Capital expenditure, including intangible assets*	(20,693)	(11,249)	(31,942)	(847)	(32,789)
Depreciation, amortization, impairments	(9,123)	(4,183)	(13,306)	(705)	(14,011)
Adjusted EBITDA	25,167	14,464	39,631	(7,958)	31,673

For the three months ended March 31, 2012	FR, DE NL and UK €’000	Rest of Europe €’000	Subtotal €’000	Corporate and other €’000	Total €’000
Recurring revenue	38,013	24,266	62,279	—	62,279
Non-recurring revenue	2,292	1,241	3,533	—	3,533
Revenue	40,305	25,507	65,812	—	65,812
Cost of sales	(15,080)	(9,854)	(24,934)	(1,565)	(26,499)

Gross profit/(loss)	25,225	15,653	40,878	(1,565)	39,313
Other income	118	—	118	—	118
Sales and marketing costs	(1,418)	(951)	(2,369)	(2,481)	(4,850)
Total general and administrative costs	(7,716)	(5,007)	(12,723)	(4,798)	(17,521)

Operating profit/(loss)	16,209	9,695	25,904	(8,844)	17,060
Net finance expense					(4,435)

Profit before taxation					12,625

Total assets	461,638	188,967	650,605	104,249	754,854
Total liabilities	98,395	42,723	141,118	270,736	411,854
Capital expenditure, including intangible assets*	(52,493)	(7,923)	(60,416)	(684)	(61,100)
Depreciation, amortization, impairments	(5,325)	(3,606)	(8,931)	(724)	(9,655)
Adjusted EBITDA	21,577	13,408	34,985	(7,649)	27,336

*	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Interim Report: Three-month period ended March 31, 2013	13
This Interim Report is unaudited and may be subject to change

Reconciliation to adjusted EBITDA

	For the three months ended
Consolidated	Mar 31, 2013 €’000	Mar 31, 2012 €’000
Profit for the period attributable to shareholders	6,970	8,696
Income tax expense	3,355	3,929

Profit before taxation	10,325	12,625
Finance income	(82)	(213)
Finance expense	6,533	4,648

Operating profit	16,776	17,060
Depreciation, amortization and impairments	14,011	9,655

EBITDA(1)	30,787	26,715
Share-based payments	1,009	739
Income from sub-leases of unused data centre sites	(123)	(118)

Adjusted EBITDA(1)	31,673	27,336

	For the three months ended
France, Germany, the Netherlands, and the UK	Mar 31, 2013 €’000	Mar 31, 2012 €’000
Operating profit	15,912	16,209
Depreciation, amortization and impairments	9,123	5,325

EBITDA(1)	25,035	21,534
Share-based payments	255	161
Income from sub-leases of unused data centre sites	(123)	(118)

Adjusted EBITDA(1)	25,167	21,577

14	Interim Report: Three-month period ended March 31, 2013
This Interim Report is unaudited and may be subject to change

	For the three months ended
Rest of Europe	Mar 31, 2013 €’000	Mar 31, 2012 €’000
Operating profit	10,175	9,695
Depreciation, amortization and impairments	4,183	3,606

EBITDA(1)	14,358	13,301
Share-based payments	106	107

Adjusted EBITDA(1)	14,464	13,408

	For the three months ended
Corporate and other	Mar 31, 2013 €’000	Mar 31, 2012 €’000
Operating profit/(loss)	(9,311)	(8,844)
Depreciation, amortization and impairments	705	724

EBITDA(1)	(8,606)	(8,120)
Share-based payments	648	471

Adjusted EBITDA(1)	(7,958)	(7,649)

(1)	EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, and income from sub-leases on unused data center sites. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €60 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA and Adjusted EBITDA differently.

EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

Interim Report: Three-month period ended March 31, 2013	15
This Interim Report is unaudited and may be subject to change

7	Finance income and expense

	For the three months ended
	Mar 31, 2013 €’000	Mar 31, 2012 €’000
Bank and other interest	82	213

Finance income	82	213

Interest expense on Senior Security Notes, bank and other loans	(5,805)	(4,105)
Interest expense on finance leases	(280)	(8)
Interest expense on provision for onerous lease contracts	(92)	(116)
Other financial expenses	(314)	(349)
Foreign currency exchange losses	(42)	(70)

Finance expense	(6,533)	(4,648)

Net finance expense	(6,451)	(4,435)

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

8	Income tax expense

The Group’s consolidated effective tax rate of 32%, in respect of continuing operations for the three months ended March 31, 2013, was affected by non-tax-deductible share-based payment expenses (the effective tax rate for the three months ended March 31, 2012: 31%).

9	Property, plant and equipment

Acquisitions

During the three months ended March 31, 2013, the Group acquired data-center-related assets at a cost of €17,300,000 (three months ended March 31, 2012: €57,844,000).

Capitalized interest relating to borrowing costs for the three months ended March 31, 2013 amounted to €738,000 (three months ended March 31, 2012: €2,376,000). The cash effect of the interest capitalized for the three months ended March 31, 2013 amounted to €3,032,000, which in the Statement of Cash Flows is presented under “Purchase of property, plant and equipment” (three months ended March 31, 2012: €2,890,000).

16	Interim Report: Three-month period ended March 31, 2013
This Interim Report is unaudited and may be subject to change

Capital commitments

At March 31, 2013, the Group had outstanding capital commitments totalling €13,600,000. These commitments are expected to be substantially settled during the remainder of 2013.

10	Borrowings

On 18 January 2013, the Group completed a €10 million mortgage financing. The loan is secured by a mortgage on the PAR3 land owned by Interxion Real Estate II Sarl and the PAR5 land owned by Interxion Real Estate III Sarl, a pledge on the lease agreement, and is guaranteed by Interxion France SAS. The principal is to be repaid in quarterly instalments of €167,000 commencing on 18 April 2013. The mortgage with a maturity of fifteen years has a variable interest rate based on EURIBOR plus 260 basis points. The loan agreement requires the interest rate to be fixed for a minimum of 40% of the principal outstanding amount for a minimum of six years. In April 2013, the interest rate has been swapped to a fixed rate for 75% of the principal outstanding amount for a period of 10 years.

11	Related party transactions

On June 27, 2012, the Annual General Meeting of Shareholders approved to grant 5,000 options to the non-executive directors, Mr. Baker, Mr. Manning and Mr. Van Luijk. In the first quarter of 2013 these options where formally granted at an exercise price of $18.01.

In addition, 20,000 options have been granted to key management at an exercise price of $10.00.

Interim Report: Three-month period ended March 31, 2013	17
This Interim Report is unaudited and may be subject to change